Exhibit 99.2

BAJA MINING CORP.
Management’s Discussion and Analysis
QUARTERLY REPORT – March 31, 2011

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. (“Baja” or the “Company”) provides analysis of the Company’s financial results for the quarter ended March 31, 2011, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS, unless stated otherwise. As the Company’s transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated. The following information should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes to those financial statements, all of which are available on the SEDAR website at www.sedar.com. Contrary to prior years, financial information is now expressed in United States dollars, unless stated otherwise. This MD&A is current as of June 9, 2011.

Risk Factors

There were no changes to the Company’s exposure to risks and other uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2010. Readers should carefully read and consider these risks and uncertainties before deciding whether to invest in shares of the common stock of Baja.

First quarter highlights

  January 2011 Baja fixes the interest rate at 3.02% for the full 14 year term on the US$419.6 million Export-Import Bank of the United States (“US Exim”) loan facility;

  March 2011 Baja pours first concrete at site; and

  May 2011 Baja commences surface mining activities at site.

Nature of Business

Baja is engaged in the exploration and development of its mineral properties in Mexico, and as of November 2010 has commenced construction and development of the Company’s El Boleo copper-cobalt-zinc-manganese deposit (the “Project”, “Boleo Project” or “Boleo”), located near Santa Rosalia, Baja California Sur, Mexico.

The Company owns its 70% interest in the Boleo Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”). MMB holds all mineral and property rights for Boleo. The remaining 30% of Boleo is owned by a Korean Consortium (the “Consortium”), which acquired their interest in June 2008.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere (the “Biosphere”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operated in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, likely at some point, manganese - probably as manganese carbonate.

Overall Performance

Corporate Outlook

2011 has shifted the Company’s focus to key project development activities - engineering, procurement, construction, staffing, scheduling and budgeting. The Company is managing its EPCM contractor and its key vendor’s to maintain focus on the above key activities to ensure the project stays on target.

The Company expects to draw Senior debt in the second half of 2011, following the satisfaction of the final debt financing conditions precedent, spending of the projects owner’s equity.

Current Development in the Quarter Ended March 31, 2011

Financing Update

January 2011

Baja met all of the conditions precedent necessary for the $419.6 million US EXIM loan facility to become operative, and fixed the interest rate at 3.02% for the full 14 year term of the loan.

Baja continues to be advised by Endeavour Financial International Corporation.

The Company’s ability to satisfy the remaining conditions precedents and draw on the debt facilities are expected in the second half of 2011.

Engineering Update

During the quarter, engineering and design work continued to ramp up and became more efficient on the project. The EPCM contractor and the six key vertical vendors are now into the last half of engineering completion, with the vertical vendors in the final stages of engineering. Several engineering Hazop assessment meetings were completed on key plant areas during the period, further advancing the project. The planned move of the Company’s engineering services to Mexico for our EPCM contractor also began during the quarter, ensuring integration between engineering and construction in Mexico is seamless, the move will be completed during Q3 - 2011. The Boleo project continues on schedule.

The Company continues to place its own key individuals in each significant project area to liase, integrate and manage the EPCM contractor.

Procurement Update

After full construction release in November 2010, ordering equipment became a key priority. Baja and the EPCM contractor focused their resources and prioritized procurement to ensure equipment delivery does not become a critical path issue. To date the Company has successfully managed procurement for key mining equipment delivery, to ensure mining could begin, and has maintained process equipment delivery schedules to ensure delivery well before required installation dates. The Company is well over 50% committed on equipment purchases and, to date, the Company is under budget on equipment purchases.

Construction Update

The Company immediately mobilized site construction after construction release and the EPCM contractor continued to increase its site presence during the first quarter of 2011. Further, the construction contracts for completion of camp construction, haul roads and infrastructure have been issued and work has been under way for several months. In January 2011, the Company and its subcontractors erected two cement batch plants near site in order to prepare concrete for construction, with each batch plant able to produce 70m3 of concrete per hour. The first concrete was poured on March 30, 2011, which initiated construction of the six counter current decantation (“CCD”) high-rate thickeners (each thickener is 60 metres in diameter). The CCD thickener tanks will require 14,000m3 of concrete. Total concrete required at site amounts to approximately 70,000m3. The Company is also in the process of moving approximately 5.3 million cubic meters of surface material at the process plant construction site.

Since year-end, more than 150 full time permanent employees have been hired and are now in training in various departments including mining, environment and health and safety. A job fair was jointly held between the Company’s Mexican project company and the state and federal government of Mexico. Over 700 people attended the job fair, with over 400 local applications received. The workforce at Boleo will increase to over 2,500 through construction, with approximately 1,000 full time permanent positions continuing through operations.

The total site work force, including all contractors, continues to expand with the increased activity and currently Baja is operating with in excess of 1,100 persons on site each day. Human resources has continued to be successful in obtaining the required staff to ensure the project can continue in a global environment of limited quality and quantity of personnel.

Updated pictures and videos of construction and special events are posted frequently on Baja’s website.

Mining Update

On May 2, 2011, surface mining activities commenced at site.

The Company’s surface mining team completed an initial machine operator training program and commenced mining activities to develop the surface facilities and underground mining portals that are scheduled for operation later this year.

The initial surface mining team of 43 personnel were trained in machine operations to produce the requisite volume of materials required to comply with the Company’s mining plans. The surface and underground mining teams will increase to over 450 personnel at the peak of Boleo’s construction.

In its initial phase, the training program was successfully implemented, as activities exceeded short term performance expectations in both safety and productivity. The male and female operators now working at site will form the nucleus for all surface mining operations going forward.

The surface mining equipment fleet currently consists of 12 large machines, including a hydraulic excavator, front end loader, tractor bulldozers, and mine haul trucks which the Company took receipt of in the first quarter of 2011. During the next six months this fleet will double, enabling the Company to execute critical surface construction works, such as providing materials for the construction of the onsite tailings dam.

Schedule Update

The Company’s construction timeline for the balance of 2011 is as follows:

Q2 2011 (April-June)

  Commenced surface mining at site (surface mining equipment received in March 2011)

  Receive initial power generators to provide 7.5MW of power to site

Q3 2011 (July-September)

  Receive first underground mining equipment including underground batch haulage machines

  Initiate construction of marine terminal for operations

  Initial power plant to become operational

  Commence underground mining

  Final phase of construction camp to be completed

Q4 2011 (October – December)

  Substantial completion of engineering

  Arrival of process plant grinding mills and scrubbers

2012 milestones will include completion of the Marine Terminal for operations and completion of the copper circuits. Commissioning and production of copper is scheduled for the first quarter of 2013, with the cobalt and zinc circuits to follow towards the middle of 2013.

Manganese Update

In addition, investigations continue into manganese recovery options at Boleo. The manganese metal production test work reported previously has continued at the University of British Columbia (“UBC”). In addition to UBC’s manganese metal production test work, studies are underway to identify suitable locations for a manganese metal refinery, should a subsequent feasibility study support such a decision. Marketing activities have been initiated to identify and secure off take commitments for manganese carbonate (which, if economically satisfactory, may eliminate manganese metal production by the Company) and/or manganese metal.

Corporate Update

January 28, 2011
Baja welcomed the appointment of Mr. Wolf Seidler as an additional director to Baja’s Board of Directors.

Mr. Seidler is a graduate of Queen’s University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Order of Engineers of Quebec, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than 40 years experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS and J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For 5 years he managed, on behalf of the French National Waste Agency (ANDRA), a 9 country European research and development project related to the deep geological disposal of highly radioactive, long lived waste. Mr. Seidler is also a director of Inmet Mining Corporation and Bridgeport Ventures Inc.

April 22, 2011
The Board of Directors approved, effective immediately, the adoption of a shareholder rights plan (the "Rights Plan"). The Rights Plan is similar to plans adopted by other Canadian companies, and has been adopted to ensure the fair treatment of shareholders in the event of any take-over bid for Baja’s common shares.

The Rights Plan has been approved by the Toronto Stock Exchange and Baja’s shareholders at the 2011 annual general and special meeting held on May 25, 2011.

The primary objectives of the Rights Plan are to provide shareholders with adequate time to properly evaluate any offer, and also to provide the Board of Directors with additional time to assess any offer and, if appropriate, to explore and develop alternatives for maximizing shareholder value. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is procedurally fair to its shareholders. The approval of the Rights Plan by shareholders will not alter, diminish or reduce the fiduciary duties of the directors of the Company when faced with a potential change of control transaction, or restrict the potential actions that might be taken by the directors in such circumstances. The adoption of the Rights Plan is not in reaction to any anticipated take-over bid, but rather as good practice for the protection of shareholders.

The full text of the Rights Plan is available on Baja’s website at www.bajamining.com, on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission EDGAR database at www.sec.gov.

Selected financial data

Quarterly information

The eight most recently completed quarters prior to March 31, 2011:

	Q2 Jun 30, 2009 CDN$[1]	Q3 Sep 30, 2009 CDN$[1]	Q4 Dec 31, 2009 CDN$[1]	Q1 Mar 31, 2010 US$[2]	Q2 Jun 30, 2010 US$[2]	Q3 Sep 30, 2010 US$[2]	Q4 Dec 31, 2010 US$[2]	Q1 Mar 31, 2011 US$[2]
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period[3] ($’000)	$(1,869)	$(2,532)	$(1,890)	$(4,385)	$4,363	$(4,057)	$(65,501)	$(32,814)
Basic and diluted loss per share for the period	$(0.01)	$(0.02)	$(0.01)	$(0.03)	$0.03	$(0.03)	$(0.38)	$(0.10)

1 Canadian GAAP
2 IFRS
3 Attributable to common shareholders of the Company

As the Company continued with strategic development initiatives during 2009 and 2010, operating costs increased in support thereof. Furthermore, the Company recognized a significant increase in stock based compensation during 2009, following a repricing of outstanding stock options in the second quarter. In addition, the Company incurred a loss on the disposal of certain electrical equipment during the third quarter of 2009. During 2009 these expenses were partly offset by foreign exchange gains, as the Canadian dollar strengthened against the US dollar at the same time that the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments.

The significant loss in the last quarter of 2010 and the first quarter of 2011 was due to the fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010.

Results of Operations

Comparison of the three-month period ended March 31, 2011 to the three-month period ended March 31, 2010

Operations

For the three month period ended March 31, 2011, the Company recorded a loss attributed to its shareholders of $32.814 million ($0.10 per share) as compared to a loss attributed to its shareholders of $4.385 million ($0.03 per share) for the same period in 2010. Notable variances are outlined as follows:

Operating Expenses

Operating expenses during the quarter ended March 31, 2011 were $5.758 million compared to $1.773 million for the same period in 2010. A summary of the most significant difference are discussed below:

  General and administration: $0.594 million ($0.140 million in 2010) – during 2011 the Boleo project was in full construction, our new offices on site and in Vancouver were fully operational, plus a significant increase in travel and administration were required;

  Wages and subcontractors: $0.978 million ($0.748 million in 2010) – the increase in 2011 compared to the corresponding period in 2010 reflects the continued increase in subcontractors related to strategic planning, development of information technology infrastructure and documentation of entity-wide policies and procedures and development of overall labour force to effect the corporate vision and to implement goals and our mission;

  Stock-based compensation: $1.633 million ($0.263 million in 2010) – The increase relates to vesting of additional options granted in November of 2010;

  Depreciation and accretion: $0.340 million ($0.026 million in 2010) – the increase relates predominantly to equipment now in use in Vancouver and at the mine site plus equipment delivered to the mine site and available for use, including mining equipment;

  Professional and consulting fees: $0.569 million ($0.287 in 2010) – the increase relates to significant fair value work requiring outside experts, additional annual audit fees associated with the company growth and significant debt closings and the additional costs around IFRS; and

  Impairment charge: $1.000 million ($Nil in 2010) – the impairment is related to equipment previously purchased during 2008 that may not be used or have only limited benefit in the construction process.

Other items

  Foreign exchange loss: $5.424 million ($2.746 million in 2010) – During the quarter ended March 31, 2011, the Canadian dollar continued to strengthen against the US dollar. As a result of our $US based investment in the Boleo project we have incurred losses as our functional currency is $CDN; and

  Fair value adjustment related to derivative instruments: $31.220 million ($Nil in 2010) – in order to satisfy a condition precedent to the senior debt facilities, the Company entered into a zero cost collar copper hedging program for 50% of the estimated Copper production during 2014, 2015 and 2016. The loss is based on the fair value adjustment of the derivative liability as at March 31, 2011.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at March 31, 2011 was $54.850 million compared with working capital of $37.288 million as at December 31, 2010. The increase of $17.562 million was the result of under spending during the first quarter based upon the estimated project budget. This impacted spending estimates, but did not affect the project schedule or commitment rate. In addition, the Company holds $64.252 million (December 31, 2010 - $103.342 million) in restricted cash, of which $59.891 million (December 31, 2010 - $99.003 million) may be drawn upon on a monthly basis and applied only for use in the Boleo Project, $3.500 million (December 31, 2010 - $3.500 million) is restricted to payments on approved closure and reclamation costs and $0.861 million (December 31, 2010 - $0.839 million) is restricted through operating credit facilities including the CDN$0.757 million letter of credit issued to the benefit of the new head office lease landlord.

During the quarter ended March 31, 2011 the Company raised $0.406 million (quarter ended March 31, 2010 - $0.188 million) through the exercise of stock options. During the quarter, the Company utilized $2.932 million in operations ($2.590 million during the same period in 2010). This was measured after taking into account adjustments for non-cash items such as a fair-value adjustment on derivative contracts of $31.220 million ($Nil in 2010), unrealized foreign exchange losses of $5.435 million ($2.748 million in 2010). The Company incurred cash expenditures on construction deposits, mineral properties and property, plant and equipment of $45.908 million ($5.813 million in 2010), invested $20.580 million (redeemed $8.608 million in 2010) cash in short term deposits and utilized $39.318 million ($Nil in 2010) of its restricted cash on the project.

The Company’s combined cash and cash equivalents and short-term deposits as at March 31, 2011 totaled $75.210 million compared with $48.151 million as of December 31, 2010. All of the funds are highly liquid and are available immediately. The Company has $26.535 million (December 31, 2010 - $14.899 million) of current liabilities, with the increase reflecting the Company’s level of site activity.

During the quarter ended March 31, 2011, the Company received additional contributions from the Korean Consortium in the amount of $36.000 million ($1.950 million in 2010).

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

As at March 31, 2011, the Company had $5.073 million (December 31, 2010 - $2.672 million) in Mexican value added tax receivables as well as $0.960 million (December 31, 2010 - $0.649 million) in amounts receivable related to the Harmonized Sales Tax, which management expects to recover within the next 12 months.

Commitments

As at March 31, 2011, the Corporation had the following known undiscounted contractual obligations:

Contractual	Payments due by period
Obligations	Thousands of US dollars
	Total		Less than 1 year		1-3 years		3-5 years		More than 5
									years
Accounts payable	$26,535		$26,535	$	Nil	$	Nil	$	Nil
Operating lease obligations [1]	$6,257		$644		$1,932		$1,288		$2,393
Contract and purchase commitments[2,3]	$217,910		$174,206		$43,704	$	Nil	$	Nil
Reclamation funding[4]	$9,900		$1,400		$8,500	$	Nil	$	Nil
Refundable deposit [5]	$10,000	$	Nil		$10,000	$	Nil	$	Nil
Loans from non- controlling interest	$104,956	$	Nil	$	Nil	$	Nil		$104,956
Environmental
Obligations[6]	$6,000	$	Nil	$	Nil	$	Nil		$6,000
Total	$381,558		$202,785		$64,136		$1,288		$113,349

1
The Company has an office lease for its new corporate head office. The new lease commits the Company to a 10 year lease at an average monthly lease of $55 (CDN$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $494 (CDN$480), as well as a letter of credit (“LC”) of $779 (CDN$757) to the landlord. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

2	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at March 31, 2011 are estimated to be $217,530.

3	The Company has entered several management and consulting agreements. The future commitments under these contracts amount to $380, which are expected to be paid during 2011 and 2012.

4
Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In addition to the amount of $3,500 funded to the reclamation fund during 2010, the Company has committed to deposit $9,900 into the project reclamation funding account before December 31, 2013.

5
Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of $10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the economic completion of the Boleo Project or May 30, 2011. Management estimates that the production decision will be reached by December 31, 2012.

6	The Company also recognized an undiscounted asset retirement obligation of $6,000.

The table above does not include any commitments arising from commitment fees or available facilities related to the Company’s senior long-term debt facilities.

Capital Resources

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the sections entitled Nature of Business and Overall Performance. The Company has $81.385 million in current assets, with working capital of $54.850 million. The current assets include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses. In addition, the Company holds $64.252 million in restricted cash, of which $59.891 million may be drawn upon on a monthly basis and applied only for use in the Boleo Project.

The Company has no revenue from operations and will not have any until the completion of construction and commencement of operations, which are currently estimated to occur in 2013.

The Company has $858 million of signed and committed project financing, in addition to the funding obligations from the Korean Consortium and the Company’s working capital which together provide sufficient capital resources for the entire estimated Boleo Project funding in 2011 and 2012.

Environmental Action Plan

The Company currently has a single purpose, to develop and operate the Boleo Project. The Boleo Project is a historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of community trash, as well as waste from the local squid packing plants. Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A new disposal facility has been constructed and was turned over and donated to the community in the summer of 2009. The cost of remediation to date has been approximately $1.000 million (including the cost of the disposal facility), which is included as part of preliminary costs leading to construction.

Establishment of a Trust Fund for Conservation

The majority of the Boleo Project is located in the “buffer zone” of El Vizcaino Biosphere. In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. During February 2011, the final payment was made from the Company to fully fund its commitment of $1.100 million.

The fund is for the remedial work within the Biosphere. This trust fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mine’s normal reclamation program.

Establishment of Reclamation fund

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 700 hectares over an initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be $35.000 million (on an undiscounted basis). The project debt facilities signed on September 28, 2010 require Baja to begin contributing to a reclamation fund during construction and create a sinking fund for the balance during operations. During construction Baja will fund $13.400 million, with the balance deposited to a sinking fund annually over the operational life. The first payment of $3.500 million was paid into the reclamation fund in December 2010.

The Company will, over the initial life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be $0.010 million. Considering that the annual projected operating budget (once full operation is achieved) is of the order of $100.000 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately $0.012 million and, as operations commence, will increase to approximately $0.025 million per year. Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at $26.400 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, the Company would fund the reclamation costs from the reclamation fund established.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance (orientation) program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move forward the project.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations.

Transactions with Related Parties

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common during the three month period ended March 31:

	2011	2010
Directors fees – administration	51	17
Management fees – administration	102	27
Management fees – development costs	108	117
	261	161

Additional loans from non-controlling interest in the amount of $36.000 million were received during the period, which brings the total face value of loans from non-controlling interests as at March 31, 2011 to $104.956 million. These loans are advanced proportionately to project ownership, which is identical to the terms under which the Company funds the project.

During the quarter ended March 31, 2011, the Company paid compensation to key management personnel of $0.457 million ($0.307 million in 2010) and provided share-based payments to key management personnel of $1.402 million ($0.111 in 2010). Key management personnel included all 6 directors and 5 corporate officers.

Upon resignation at the Company’s request, executive officers are entitled to termination benefits up to the lesser of 18 months or the period remaining until age 65.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, other receivables, deposits, restricted cash, derivative assets, accounts payable and accrued liabilities, refundable deposit liability, loans from non-controlling interest and derivative liabilities, are initially recorded at amounts that approximate their fair values.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

Subsequent to the balance sheet date, 2,950,000 additional stock options were granted to employees and directors of the Company, while 1,675,000 stock options were exercised and 20,000 cancelled. Also, 101,813 warrants were exercised and 8,607,164 warrants expired.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 336,949,900 issued and outstanding. The Company also had 27,403,750 outstanding stock options and 24,948,859 outstanding warrants available to be exercised.

Basis of Preparation and First-Time Adoption of International Financial Reporting Standards

The Company has prepared its first unaudited condensed interim consolidated financial statements for part of the period covered by the Company’s first IFRS annual consolidated financial statements. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011 have been prepared in accordance with IAS 34 – Interim Financial Reporting and on the basis of IFRS standards and interpretations expected to be effective or available for early adoption as at the Company’s first IFRS annual reporting date, December 31, 2011, with significant accounting policies as described in note 3 of the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011.

Critical Judgements and Accounting Estimates

Management is required to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, income taxes, provision for reclamation costs, fair value of derivative assets and liabilities, and stock based compensation.

Key sources of estimation uncertainty

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of certain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Impairment of mineral properties

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

(ii)	Estimated environmental liabilities

The Company’s provision for reclamation and closure obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision includes estimates of future costs, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rate for discounting the future cash outflows. Changes in these factors could result in a change in the provision recognized by the Company.

(iii)	Fair value of loans from non-controlling interests

The shareholder loans meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method (note 11 (d)). The Company used valuation techniques to estimate the fair value of loans from non-controlling interests, and any changes in the assumptions used could result in a change in the fair value of the financial liability.

(iv)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include:

  Zero cost collar copper hedges, entered into to satisfy a condition precedent to the senior debt facilities and manage commodity price exposure, and

  The Company’s cost overrun facility represents a purchased put option (note 10(e)).

(v)	Share based payments

The Company uses assumptions to determine the fair value of share based payments.

(vi)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

Estimates of future taxable income are based on forecasted cash flows and the application of tax laws in each jurisdiction. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets. Management reassesses unrecognized deferred tax assets at the end of each reporting period.

(vii)	Contingencies

Due to the size, growth and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements at the time such change occurs.

Critical judgements in applying accounting policies

The critical judgements made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation (note 4(a)), which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that the exploration, evaluation and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

Changes in Accounting Standards

Adoption of new or revised IFRSs and IFRSs not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i)	IFRS 9 – Financial Instruments

In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2013 and is part of a wider project to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 carried forward the existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(ii)	IFRS 10 – Consolidation

In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(iii)	IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 10”), which replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(iv)	IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(v)	IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(vi)	Amendments to Other Standards

In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRICs or the former SICs.

As previously discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan.

This included the completion of a high-level diagnostic review, and the identification of a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic review have been included in the Company’s IFRS Transition Plan, which also addresses the following matters:

  The timeline for transition – The Company commenced reporting under IFRS in the first quarter of 2011 and therefore the transitional date (opening balance sheet date) for comparative purposes is January 1, 2010. Subsequent to the quantification of the impact of the adoption of IFRS on the opening balance sheet, management prepared internal, draft financial statements and disclosure information for 2010. During this time, management continued to monitor current and new projects undertaken by the International Accounting Standards Board which may impact the Company’s assessment of the impact of the adoptions of IFRS.

  The impact of IFRS transition on Internal Controls over Financial Reporting – The Company continued to design and implement internal controls to ensure the integrity and accuracy of information under IFRS. These controls and procedures address both the change-over to IFRS as at January 1, 2010 (including Board approval of new accounting policies), as well as aligning the subsequent quarterly and annual financial reporting processes to meet the additional disclosure requirements of IFRS.

  The impact of IFRS on information technology and data system requirements – During 2007, the Company implemented a new accounting system which greatly improved Baja’s ability to track additional information that may be required to meet the reporting requirements of IFRS. The Company also continued its initiative to implement additional information systems to meet reporting requirements for the construction - and operations phases specific to the Boleo project. Expected changes in accounting policies, processes and collection of additional information for disclosure were incorporated in the design and implementation of these systems. As such, no additional impact is expected to information technology and data systems.

  The impact of IFRS on business activities - The Company determined that the adoption of IFRS is not expected to have a significant impact on business activities currently being undertaken or planned.

  Resources, training and professional development - Management has managed and reviewed the IFRS resources available to the Company and carried out the IFRS transition. The Company appointed an IFRS project manager, and the members of the accounting department have adequate IFRS experience while also continuing subject-specific training both internally and externally.

Following the approval of the Transition Plan by the Audit Committee in 2009, management has completed the in-depth component evaluations. These component evaluations have facilitated the evaluation of accounting policy choices available under IFRS at transitioning and will also form the basis of the Company’s IFRS Accounting Manuals.

There were no significant issues noted during the reporting process for the Company’s three months ended March 31, 2011. Management does not anticipate any significant issues with completing the next three quarters of its transition.

In addition, the conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in (a) changes in the Company’s accounting policies; (b) changes to the Company’s financial reporting process and systems; (c) incremental controls relating to the conversion and the design, implementation and testing of changes to the Company’s financial reporting process and systems; and (d) additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or any compensation plans.

The IASB continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011. As of the date of this document, the Company does not expect any of the IFRS standard developments to have a significant impact on its 2011 consolidated financial statements. The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011 have been prepared in accordance with existing IFRS standards with restatements of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings and comprehensive income for the three months ended March 31, 2010 as previously reported and prepared in accordance with Canadian GAAP.

Consolidated Balance Sheet

The January 1, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Current assets		22,519	-	22,519
Non-current assets	(f)-(j)	148,900	233	149,133

Total assets		171,419	233	171,652

Current liabilities		4,785	-	4,785
Non-current liabilities	(i)(j)	44,595	(23,008)	21,587

Total liabilities		49,380	(23,008)	26,372
Shareholders’ equity	(d)(f)-(h)(j)	122,039	23,241	145,280
Total liabilities and equity		171,419	233	171,652

The March 31, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Current assets		16,154	-	16,154
Non-current assets	(f)-(j)	154,955	440	155,395

Total assets		171,109	440	171,549

Current liabilities		3,433	-	3,433
Non-current liabilities	(i)(j)	46,430	(24,567)	21,863

Total liabilities		49,863	(24,567)	25,296

Shareholders’ equity	(d)(f)-(h)(j)	121,246	25,136	146,382
Non-controlling interests	(l)	-	(129)	(129)

Total equity		121,246	25,007	146,253
Total liabilities and equity		171,109	440	171,549

The December 31, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Current assets		52,187	-	52,187
Non-current assets	(f)-(j)(m)	340,179	(1,136)	339,043

Total assets		392,366	(1,136)	391,230

Current liabilities		14,899	-	14,899
Non-current liabilities	(i)(j)	152,696	(4,520)	148,176

Total liabilities		167,595	(4,520)	163,075

Shareholders’ equity	(d)(f)- (h)(j)(m)	224,771	26,520	251,291
Non-controlling interests	(l)	-	(23,136)	(23,136)

Total equity		224,771	3,384	228,155

Total liabilities and equity		392,366	(1,136)	391,230

Consolidated Statement of Operation and Comprehensive Loss

The Consolidated Statement of Operations for the three months ended March 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Loss before other items	(g)-(i)	(1,782)	9	(1,773)
Foreign exchange gain (loss)	(f)	1,006	(3,752)	(2,746)
Net financing cost and other income	(i)	8	(3)	5

Loss before income tax		(768)	(3,746)	(4,514)

Income tax recovery	(g)	72	(72)	-

Loss for the period		(696)	(3,818)	(4,514)

Loss for the period attributable to:
Shareholders of the Company		(696)	(3,689)	(4,385)
Non-controlling interests	(l)	-	(129)	(129)

Basic and diluted loss per share		(0.00)	(0.03)	(0.03)

The Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Loss for the period	(f)-(i)	(696)	(3,818)	(4,514)

Other comprehensive income (loss)
Currency translation adjustment	(f)	(529)	3,727	3,198

Total comprehensive loss		(1,225)	(91)	(1,316)

Total comprehensive loss attributable to:
Shareholders of the Company		(1,225)	38	(1,187)
Non-controlling interest	(l)	-	(129)	(129)

The Consolidated Statement of Operations for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Loss before other items	(g)-(i)	(11,672)	466	(11,206)
Foreign exchange gain (loss)	(f)	2,187	(12,083)	(9,896)
Net financing cost and other income		385	-	385
Change in estimate – refundable deposit Liability		1,113	-	1,113
Fair value adjustment on derivative Instruments		(72,730)	-	(72,730)

Loss before income tax		(80,717)	(11,617)	(92,334)

Income tax recovery	(g)	(158)	(224)	(382	)_

Loss for the period		(80,875)	(11,841)	(92,716)

Loss for the period attributable to:
Shareholders of the Company		(80,875)	11,295	(69,580)
Non-controlling interest	(l)	-	(23,136)	(23,136)

Basic and diluted income (loss) per share		(0.48)	0.07	(0.41)

The Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Loss for the period	(f)-(i)	(80,875)	(11,841)	(92,716)

Other comprehensive income
Currency translation adjustment	(f)	5,410	6,467	11,877

Total comprehensive loss		(75,465)	(5,374)	(80,839)

Total comprehensive loss attributable to:
Shareholders of the Company		(75,465)	17,762	(57,703)
Non-controlling interests	(l)	-	(23,136)	(23,136)

Overall IFRS 1 changes

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported balance sheets and statements of operations.

In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Consolidated Balance Sheets as at January 1, March 31 and December 31, 2010, including a reconciliation of equity, and Consolidated Statements of Operations and Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2010 and the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date, with the exception of certain mandatory and optional exemptions, with all adjustments to assets and liabilities taken to deficit.

The following mandatory exceptions and optional exemptions to retrospective application are applicable to the Company:

Mandatory Exceptions

(a)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(b)	Non-controlling interests

IAS 27 requires that total comprehensive income is attributed to the owners of the parent and to non-controlling interests having a deficit balance. IFRS 1 only permits the application of this requirement prospectively for first-time adopters. The Company has applied these provisions of IAS 27 on a prospective basis from the date of transition in accordance with IFRS 1.

Optional Exemptions

(c)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010.

(d)	Cumulative translation differences

The Company has chosen to apply the IFRS 1 election that allows a first-time adopter to set the currency translation adjustment, which is included in AOCI, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(e)	Share-based payment transactions

IFRS 1 does not require first-time adopters to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to apply this exemption to awards that vested prior to January 1, 2010.

Reconciliations of assets, liabilities, equity and comprehensive income from those the Company reported under Canadian GAAP to IFRS follow below, with an explanation of the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments included in the tables that follow.

(f)	Functional currency

Under Canadian GAAP, the functional currency of MMB was the Canadian dollar, and under IFRS, the Company concluded that the functional currency of MMB is the US dollar. Under IFRS, the foreign currency non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates.

As a result of the change in functional currency of MMB on transition to IFRS from Canadian dollars to US dollars, the Company has changed its presentation currency to US dollars. The currency translation adjustment arising from Baja Mining Corp., Costeros and Meseta having a different functional currency than the presentation currency of the consolidated group is recognized in other comprehensive income.

(g)	Mineral properties

The adjustments to environmental liabilities (note 18(i)), were recognized against the carrying value of mineral properties in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”).

As a result of the recognition of the subordinated loans from related parties at fair value and subsequently at amortized cost (note 18(j)), subsequent accretion amounts (which are considered to be borrowing costs) have been capitalized to the carrying value of mineral properties in accordance with IAS 23 Borrowing Costs (“IAS 23”). Furthermore, the refundable deposit liability (note 11(c)) was determined to represent general borrowings as contemplated in IAS 23. As a result, the accretion expense related to the refundable deposit liability, which was previously recognized in accumulated deficit, was capitalized to mineral properties as at January 1, 2010 and continues to be capitalized under IFRS, based on the application of a weighted average capitalization rate.

Under Canadian GAAP, the Company recognized a deferred tax liability related to share-based payment amounts capitalized to mineral properties. The corresponding deferred tax expense was capitalized to development costs within mineral properties. However, IFRS prohibits the recognition of the deferred tax liability related to capitalized share-based payments as it does not stem from a business combination nor does it affect accounting or taxable income at the time. Therefore, the deferred tax expense previously capitalized to mineral properties has been derecognized.

(h)	Share-based payment

IFRS requires measurement of share-based payments to non-employees to be based on the fair value of the goods or services received. However, the definition of an employee under IFRS is much broader as it also includes “others who perform services similar to those rendered by employees”.

Canadian GAAP requires that share-based payments to non-employees are based on the most reliable measure of either, (i) the stock options (based on a recognized valuation technique such as the Black Scholes model), or (ii) the fair value of the goods or services. The Company’s non-employee share-based payments were measured based on the fair value of the stock options as determined using the Black Scholes valuation model. Canadian GAAP also requires that stock options granted to non-employees are measured at the earliest of (i) the date that the counterparty’s performance is complete, (ii) the date at which a performance commitment is reached, or (iii) in the case of fully vested options, the grant date.

(i)	Environmental liabilities

Under IFRS, estimates of provisions are to be revisited at each reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions, including assumptions related to the discount rate used in determining the present value of the obligation. In accordance with IFRIC 1 (and similar to Canadian GAAP), changes resulting from the re-measurement of provisions are to be recognized against the value of the corresponding asset. Changes that reflect the passage of time (accretion) are recognized as finance costs.

Under Canadian GAAP, environmental liabilities are not adjusted for changes in the discount rate and accretion was recognized as part of operating expenses.

(j)	Measurement of subordinated debt from non-controlling interests

Under Canadian GAAP, the subordinated loans from the Korean Consortium received subsequent to the historical development costs, which were at arm’s length, are related party transactions and were recorded at face value (note 11(d)).

IFRS does not contain separate measurement criteria for related party transactions. As such, the subordinated loans from the Korean Consortium are measured in accordance with IAS 39, which requires that these loans be recognized initially at fair value and thereafter at amortized cost. This has resulted in additional borrowing costs being capitalized to mineral properties in accordance with IAS 23, as the loans from non-controlling interests are specific to the development of the Boleo Project.

(k)	Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the currency translation adjustment. As described in note 18(f), a currency translation adjustment did not arise under Canadian GAAP.

(l)	Non-controlling interests

Under IFRS, non-controlling interests are to be presented as part of equity. In addition, total comprehensive loss is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company will apply the requirements of IFRS 3 to future business combinations (without revisiting past business combinations) (note 18(a)), the latter provision of IAS 27 shall only be applied prospectively from January 1, 2010.

Under Canadian GAAP, the Company did not early adopt the provisions of CICA Handbook Section 1602 Non-controlling interests, and thus, did not recognize a loss from non-controlling interests. The Company applied CICA Handbook Section 1600 Consolidated Financial Statements, which prohibited the recognition of non-controlling interests with a deficit balance.

(m)	Derivative asset

The Company’s purchased put option (note 10(e)) was treated as an equity instrument within share capital in accordance with Canadian GAAP. This put option is a derivative asset under IFRS, recognized at fair value through profit or loss.

(n)	Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated balance sheets and consolidated statements of operations have resulted in reclassification of various amounts on the statements of cash flows. As there have been no changes to the net cash flows, no reconciliations have been prepared.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2010. Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During the quarter ended March 31, 2011, the Company was able to enhance its internal control design through implementation of the JD Edwards ERP accounting system for its subsidiary MMB, holder of the El Boleo project, and adjusting the segregation of duties through staff adjustments and additions. These changes coincided with the adoption of IFRS and enhanced the Company’s ability to adjust and review the historical accounting records and to operate this significant project going forward. This opportunity has allowed additional review of processes. We confirm there were no other significant changes in these controls during the most recent quarter ended March 31, 2011.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2010, the Company’s internal controls over financial reporting were effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis, and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.